Exhibit 99.27(d)(3)

ASPIDA LIFE INSURANCE COMPANY
(the "Company")
Administrative Office:
[2327 Englert Drive Durham, NC 27713]
[833.4.ASPIDA]
[www.aspida.com]

PERFORMANCE LOCK BENEFIT RIDER

This Rider is made a part Your Contract to which it is attached and is effective on the Rider Effective Date referenced on the Rider Data Section. All terms capitalized, but not defined herein, have the meaning prescribed to them in Your Contract. In case of a conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider will control.

The purpose of this rider is to provide an option to lock in the Strategy Contract Value for any Indexed Strategy listed in the Rider Data Section.

DEFINITIONS

Performance Lock Date — The Business Day on which We process a Performance Lock.

PERFORMANCE LOCK BENEFIT

Performance Lock allows You to lock in the Strategy Value at the Interim Value on the Performance Lock Date. Following the Performance Lock Date, any Strategy Value for which Performance Lock has been exercised will remain constant until the next Contract Anniversary Date, at which point it can be reallocated.

If You take a Withdrawal and/or a Rider Charge is assessed from an Indexed Crediting Rate Strategy after the Performance Lock Date, Your Strategy Value will be reduced by the amount Withdrawn and/or by the Rider Charge assessed, including any applicable Withdrawal Charges and taxes payable by Us that were not previously deducted.

Once a Performance Lock has been exercised, You will no longer participate in any gains or losses associated with changes to the Interim Value.

When can I exercise a Performance Lock?

Performance Lock may be exercised for any, all, or none of the Indexed Crediting Rate Strategies shown on the Rider Data Section, for which there are current allocations.

Performance Lock may be exercised at different times for each Indexed Crediting Rate Strategy during their respective Strategy Periods. Performance Lock can only be exercised once per Strategy Period for each Indexed Crediting Rate Strategy. At the next Contract Anniversary Date, the Performance Lock will be reset. You may choose to exercise Performance Lock again for the new Strategy Period.

Performance Lock may only be exercised for the entire Strategy Value.

How do I exercise a Performance Lock?

The following methods to exercise Performance Lock are available to You. We reserve the right to discontinue offering any method of exercising Performance Lock at any time, however, at least one method of exercising Performance Lock will always be available to You.

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Submitting a Request for a Performance Lock

Our Administrative Office must approve Your Request to exercise Performance Lock.

If Your Request to exercise Performance Lock is received on a non-Business Day or after close of a Business Day, the Request to exercise a Performance Lock will be deemed to be received on the next Business Day. Any Performance Lock Requests must be received and approved by Us by 4:00 pm Eastern time on the fourth to last Business Day of the Strategy Period to be effective for that Strategy Period.

The Performance Lock Date will be the second Business Day following the Business Day Your Request to exercise a Performance Lock is received. Since the Performance Lock Date is not the same Business Day as the Business Day We received Your Request to exercise a Performance Lock, You may lock in an Interim Value that is less than it was on the Business Day You submitted Your Request.

Once You Request to exercise a Performance Lock for a given Indexed Crediting Rate Strategy, it cannot be reversed.

Setting a threshold to exercise Performance Lock

You may set a separate threshold for each Indexed Crediting Rate Strategy. On each Business Day on or prior to the fourth to last Business Day of the Strategy Period, We will compare the threshold to the Interim Value calculated at the end of that Business Day divided by the Strategy Base Value. If the result of that calculation is greater than or equal to Your threshold for that Indexed Crediting Rate Strategy, this will trigger a Performance Lock.

The Performance Lock Date will be the second Business Day following the Business Day on which the threshold was reached or exceeded. Since the Performance Lock Date is not the same Business Day as the threshold being reached or exceeded, You may lock an Interim Value that is less than indicated by Your threshold. We must receive and approve Your Request to set the threshold by 4:00 pm Eastern time on that Business Day. If Your Request to set a threshold is received on a non-Business Day or after close of a Business Day, the Request to set a threshold will be deemed to be received on the next Business Day.

You may only set thresholds that are greater than zero. You may set, cancel, or change Your threshold at any time prior to a Performance Lock being triggered. Once a threshold is reached or exceeded, Performance Lock will be exercised, and it cannot be changed.

CHANGES TO YOUR CONTRACT

On the Performance Lock Date, the following changes will be made to any Indexed Crediting Rate Strategy upon which Performance Lock has been exercised.

For All Indexed Crediting Rate Strategies:

On the Performance Lock Date, the Strategy Value equals the Interim Value.

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On any day after the Performance Lock Date until the next Contract Anniversary Date, the Strategy Value equals:

(1)	The Strategy Value on the previous day; minus
(2)	Any Withdrawals attributable to the Strategy Value since the previous day; minus
(3)	Any Withdrawal Charges, Rider Charges, taxes or fees attributable to the Strategy Value since the previous day;

On the next Contract Anniversary Date once the Performance Lock Threshold has been reached or You have requested a Performance Lock Activation, the Strategy Value will be allocated as indicated in the "How do I reallocate?" section of Your Contract. At the time of reallocation, Performance Lock is reset.

RIDER TERMINATION

This Rider will terminate on the date on which the earliest of the following events occurs:

(1)	The Termination of Your Contract for any reason, including the full surrender of Your Contract or the payment of a Death Benefit;
(2)	The commencement of payments under an Annuity Option.

RIDER CHARGES

There are no Rider Charges assessed for this Rider.

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[Secretary]

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